Exhibit 99.1

[TRANSLATED FROM THE HEBREW]

SCAILEX CORPORATION LTD. (“SCAILEX”)

10th May 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(through Magna)	(through Magna)

Dear Mr./Ms.,

Acquisition of the Holdings in Oil Refineries (ORL)
Agreement with the Israel Corporation

This immediate report is given further to earlier immediate reports published by Scailex regarding the binding memorandum of agreements (hereinafter: “the MOA”) signed on 18th February 2007 between the Israel Corporation Ltd. (hereinafter: “ICL”) and Scailex and a subsidiary under its control (80.1%), Petroleum Capital Holdings Ltd. (hereinafter: “PCH”).

1.	As stated in Scailex’s previous immediate reports, the control and the exercise of a means of control in Oil Refineries are subject to approval by the Prime Minister and the Minister of Finance in accordance with the Government Companies Order (Declaration of the State’s Vital Interests in Oil Refineries Ltd.), 5767-2007 (hereinafter referred to as “the Ministers’ Approval”) and to the consent of the Commissioner of Restrictive Trade Practices (hereinafter: “the Commissioner’s Consent;” and both hereinafter: “the Requisite Approvals”).

2.	As at the date of this immediate report the Commissioner’s Consent has been obtained, but as for the application for the Ministers’ Approval, the authorities have recently requested further particulars about Linura, which holds 19.9% of PCH’s share capital and is controlled by one of the world’s largest companies in the field of natural resources.

3.	Since, as aforesaid, the process has not yet been completed and the Ministers’ Approval has not yet been obtained, and since the authorities’ request for further particulars on Linura enables the Ministers, in accordance with the said Order, to give their decision within 60 days after they receive the requested particulars, and since Scailex, PCH and ICL believe that the wellbeing of Oil Refineries necessitates control thereof as soon as possible, and that IC, which until February 2006 was a significant shareholder of Oil Refineries, will be able to obtain the Ministers’ Approval sooner than PCH would, therefore, ICL, PCH and Scailex agreed to revoke the MOA. Concurrently with revoking the MOA, ICL undertook obligations vis-à-vis Scailex and PCH in an irrevocable deed of undertaking (hereinafter: “the Deed of Undertaking”), the main points of which are detailed below, and PCH and Scailex agreed to those obligations and undertook vis-à-vis ICL to act in compliance therewith. The revocation of the MOA enables ICL to submit a separate application for the Ministers’ Approval for the control and exercise of means of control in Oil Refineries.

Set out below are the main points of the Deed of Undertaking –

3.1	If PCH and Scailex obtain the Requisite Approvals by no later than 15th May 2009 (hereinafter: “the Determinant Date”), an agreement for the joint control of Oil Refineries by ICL, Scailex and PCH (hereinafter: “the Control Agreement”) pursuant to the draft agreed upon between the parties, shall be signed, the main points of which are set out in paragraph 4 of this immediate report.

3.2	The call option (hereinafter: “the Call Option”), which is to be granted to PCH pursuant to the Control Agreement (as specified in paragraph 4.2 below), shall be exercisable until the Determinant Date (namely, 15th May 2009) or until 120 days after the Requisite Approvals have been obtained, whichever is earlier. Exercise of the Call Option will enable PCH to purchase and receive by way of transfer from ICL 230 million shares of Oil Refineries (“the Underlying Shares”), so that, subsequent to exercise of the Call Option, the internal holding ratio of the control core in Oil Refineries (which consists of 50.25% of Oil Refineries’ share capital) will be: ICL – 55%; PCH – 45%. The price of the Underlying Shares is the cost price for purchasing the control core shares that were purchased in the sale offering, namely, NIS 3.3 per share for a total of NIS 759 million, plus index-linkage differentials and linked interest at the rate of 5% per annum, computed and charged half yearly as of the purchase date, less dividends distributed (if any), plus index-linkage differentials and interest as aforesaid. It should be noted that the Call Option was valid for a shorter time pursuant to the MOA – within nine months after signing the MOA or within 120 days after receiving the Requisite Approvals, whichever was earlier.

3.3	The sale and transfer of PCH’s shares of Oil Refineries to a third party or sale of the control of PCH to a third party will vest ICL with a right of first refusal to purchase all shares of Oil Refineries or the relevant securities in accordance with the provisions prescribed in the Control Agreement.

3.4	The rights of PCH and Scailex to engage in the Control Agreement are transferable to a third party: if PCH sells all of its shares in Oil Refineries to a third party (and ICL does not exercise the right of first refusal vested it), or, if Scailex sells the control of PCH to a third party, and if the third party obtains all the Requisite Approvals by no later than the Determinant Date, then, in such instance, ICL will engage in the Control Agreement with the third party, and the third party will subrogate for PCH and Scailex for all intents and purposes.

3.5	Until the engagement in the Control Agreement, ICL shall be entitled to exercise its power of control in Oil Refineries (provided that it has received the Ministers’ Approval) at its discretion and without any restrictions.

3.6	On the signing date of the Deed of Undertaking, PCH signed an irrevocable power of attorney empowering ICL to vote in its name and on its behalf during the general meetings of shareholders of Oil Refineries in respect of 100 million shares of Oil Refineries that it owns (“the Power of Attorney”). The Power of Attorney will expire when the Control Agreement is signed or six months after the date of the Deed of Undertaking, whichever is earlier.

4.	The Main Points of the Control Agreement

Set out below are the main points of the Control Agreement that is to be signed by ICL, of the first part, and by PCH and Scailex (hereinafter jointly: “the Scailex Group”) of the other part, once the Requisite Approvals are received by the parties thereto, and it shall take effect on the signing date –

4.1	Definition of the control core shares in Oil Refineries – the control core shares shall constitute 50.25% of the issued and paid-up share capital of Oil Refineries (“the Control Core Shares”). Correct to the date of this immediate report, ICL holds about 77.9% of the Control Core Shares and PCH holds about 22.1% of the Control Core Shares. It should further be noted that, in addition to the Control Core Shares, on the date of this immediate report, ICL holds an additional 1.84% of the issued and paid-up share capital of Oil Refineries and PCH holds an additional 1.51% of the issued and paid-up share capital of Oil Refineries.

4.2	Call option – PCH will be granted the call option (“the Call Option”), as specified above in paragraph 3.2, within the scope of the Control Agreement.

4.3	Freeze period – the agreement prescribes a freeze period of six months commencing as of the signing date of the Control Agreement, during which, none of the parties shall be permitted to transfer the Control Core Shares.

4.4	Right of first refusal -

4.4.1	The Scailex Group shall grant ICL a right of first refusal to purchase and receive by way of transfer all the Control Core Shares that Scailex Group shall offer for sale to a third party, as of the signing date of the Control Agreement, while ICL shall grant the Scailex Group such a right as of the exercise of the Call Option. The right of first refusal shall also apply, mutatis mutandis, in the event that a lien imposed on the Control Core Shares (if any) is exercised by any lien holder in relation to those shares.

4.4.2	The transfer of control in PCH and Scailex (subject to certain conditions) will be regarded as cause for exercising ICL’s right of first refusal, while, in the instance of a change in the control of PCH, ICL shall become entitled to purchase all the securities that are the subject of the transaction for the change of control in PCH, and, in the event of a change in the control of Scailex or of a corporation that controls Scailex (other than Israel Petrochemical Enterprises Ltd. and the corporations that control it), ICL shall become entitled to purchase the Oil Refineries shares from PCH at the average market price during the 60 trading days that preceded the notice of sale, plus a 15% premium.

4.4.3	It is clarified that a party to the Control Agreement shall be permitted to sell or transfer all (but not a portion) of the Control Core Shares that it is holding at that time.

4.5	Tag-along right – each party shall have a right to join in the sale of the other party’s Control Core Shares, provided that the right of first refusal was not exercised. The said tag-along right shall only come into effect as of the date on which PCH duly exercised the Call Option.

4.6	BMBY (buy me buy you) – each party to the agreement shall have the right to activate the BMBY mechanism in relation to the Control Core Shares (from the end of the six-month freeze period), whereby it may make an offer to the other party to purchase all the Control Core Shares that are held by the other party at the price specified in the offer or to sell to the other party all the Control Core Shares that are held by it at the said price.

4.7	Appointment of directors – the parties to the Control Agreement shall undertake therein to exercise all the voting power available to them during the general meetings of Oil Refineries for the election or appointment of members of Oil Refineries’ board of directors, in the following way –

4.7.1	As long as the Call Option has not been exercised, Oil Refineries’ board of directors shall consist of nine members (including two external directors), with ICL recommending the appointment of five directors, PCH recommending the appointment of two directors, and the recommendation in relation to the identity of the two external directors being made by agreement between the parties.

4.7.2	From such time as the Call Option shall be exercised, Oil Refineries’ board of directors shall consist of 11 members (including two external directors), with ICL recommending the appointment of five directors and one external director, and PCH recommending the appointment of four directors and one external director.

4.8	Voting on certain matters – the Control Agreement stipulates several matters that, if placed on the agenda for resolution during the general meetings of Oil Refineries’ shareholders, the parties shall agree in advance how they shall vote on those matters, and, in the absence of agreement, the way in which they shall vote shall be decided by an agreed adjudicator. It is further prescribed that the parties shall act to amend Oil Refineries’ articles of association so that resolutions on those agreed matters that are submitted for resolution by Oil Refineries’ board of directors shall be referred for resolution by the general meeting of Oil Refineries’ shareholders, or that passing of the resolution shall require a supermajority of 75% of all directors being present.

4.9	Dividend policy – the parties to the Control Agreement shall act, subject to the law, so that Oil Refineries and its subsidiaries shall adopt a dividend policy, according to which, at least 75% of the annual distributable profit shall be distributed each year.

4.10	Term of the agreement – the Control Agreement shall become effective at the time of its signature and come to an end (a) in accordance with its provisions or (b) from such time as a party ceases to hold at least 10% of Oil Refineries’ share capital.

4.11	Further provisions – the agreement includes further provisions that are common in agreements of the type, including confidentiality, remedy, non-waiver of rights, arbitration, jurisdiction and like provisions.

4.12	Scailex's guarantee - Scailex guarantees all PCH's obligations pursuant to the Control Agreement.

Yours faithfully,

Yahel Shachar, Chief Executive Officer
Scailex Corporation Ltd